EXHIBIT 4.14

Corus Group plc

Executive Committee

and

Group Senior Management Bonus 2005

1.   Introduction/Framework

This paper sets out the structure for Executive Committee and Group Senior Management (GSM) bonuses for 2005.  For Executive Committee members only, 50% of the bonus payable will be in the form of cash and 50% in Corus shares in accord with the LEAP scheme, in line with 2004.  The overall framework and allocation of bonus between different factors is set out below.

		Other Executive
	CEO	Group	Divisional	GSM
Group Financial Targets	75%	60%	30%	15.0%
Divisional Financial Targets	-	-	30%	10.0%
Personal/BU Objectives	25%	20%	20%	15.0%
Maximum Bonus Potential	100%	80.0%	80.0%	40.0%

Executive Committee

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To reflect the different focus of responsibilities, the Group financial targets will comprise 75% of maximum bonus potential for the Chief Executive and 60% for the Director Finance, Director HR and Company Secretary.  Financial targets for Executive Divisional Directors will be split 30% Group and 30% Divisional performance.

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Bonus payments are non-pensionable.

GSM

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Divisional financial targets this year will form a compulsory bonus element and comprise 10% of total bonus.

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Where BU measures are included in bonus this will form part of the BU/Personal objectives element and not substituted for divisional targets.

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For GSM’s within Corporate functions, the Divisional element of bonus will be calculated using an average of the actual bonus payable against the Divisional targets.

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Bonus payments are pensionable up to a limit of 30%.

2.

Annual Plan/International Accounting Standards

All bonusable targets shown in this paper are aligned to the final Annual Plan position and will in due course be converted to IAS.

3.   Group Financial Targets

The same Group financial measures for 2004 bonus are used for 2005, appropriately calibrated to build on progress last year.

The Group financial targets are focussed on EBTIDA margin relative to EU competitors, operating profit (for Group Executives only) and cash, made up as follows:-

i)

EBITDA/Sales Ratio

The EBITDA margin target is based on the competitive gap between Corus and its major EU competitors, which comprise Arcelor, Thyssen, Voestalpine, Salzgitter, Rautaruukki and SSAB.  Basing the bonus on relative performance has the clear merit of alignment with shareholder expectation.

	Bonus Payable %
	Executive
	CEO	Group	Divisional	GSM
EBITDA/Sales Gap 3.5% for 2004	NIL	NIL	NIL	NIL
EBITDA/Sales Gap 2.25%	18.75%	15%	15%	7.50%

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Baseline is the year-end EBITDA margin gap (excluding exceptional costs) for 2004 – 3.5%

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Bonus is payable pro-rata for achievements better than the baseline with maximum bonus paid for closing the gap to 2.25%, as measured by the average gap in the second half of 2005.

ii)

Pre Exceptional Operating Result (for Group Executive only)

The target takes into account 2004 actual performance. The starting point for bonus is 10% RONOA.

	Bonus Payable % Executive CEO Group
Operating Result = £425m	NIL	NIL
Operating Result = AP £823m	9.375%	7.5%
Operating Result = £923m	18.75%	15%

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Achievement of AP target pays 50% of bonus potential.

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AP plus £100m  (+12%) pays maximum bonus

iii)

Net Debt

The target is based on the net debt position compared to Annual Plan (AP) at the end of December 2005.

	Bonus Payable %
	Executive			GSM
	CEO	Group	Divisional
Net Debt = fall short of AP by £100m	NIL	NIL	NIL	NIL
Net Debt = AP £631m	18.75%	15%	7.5%	3.75%
Net Debt = beat AP by £100m	37.5%	30%	15%	7.5%

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Achievement of AP net debt target pays 50% of bonus potential.

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Beating AP by £100m pays maximum bonus.

Remuneration Committee Discretion

The Remuneration Committee will exercise its discretion to review the above targets in light of material changes in the year.

4.    Divisional Targets

To ensure consistency in approach and equality in the degree of stretch for achievement of Annual Plan and maximum bonus, the following common elements will apply at Divisional level.

i)

Pre Exceptional Operating Result

The target is based on the 2005 AP for each Division. The starting point for bonus is specific to each Division and is intended to provide a broadly similar degree of stretch and bonus potential as at Group level, taking into account the different scale and assets employed in each Division.

	Bonus Payable %
	Executive Divisional Directors	GSM
Operating Result at or below the following Long = £113m Strip = £278m Aluminium = £30m D&BS = £30m	NIL	NIL
Operating Result = Divisional AP	7.5%	2.5%
Operating Result = AP plus 12%	15%	5.00%

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Achievement of the AP target pays 50% of the bonus potential

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Exceeding AP by 12% pays maximum bonus.

ii)

Working Capital/Turnover

The ratio of working capital to turnover is defined as stocks plus operational debtors, less operational creditors, divided by turnover, expressed as a percentage.

The target is based on the average of the four quarterly AP 2005 ratios as derived at the end of March, June, September and December.

	Bonus Payable %
	Executive Divisional Directors	GSM
WC/TO = AP plus 0.67% point	NIL	NIL
WC/TO = AP	7.5%	2.5%
WC/TO = AP minus 1% point	15%	5.00%

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Achievement of the AP target pays 50% of the bonus potential

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The scale each side of AP is linear, with a 1% point improvement paying maximum bonus.  (1% point = £106m of working capital at Group level)

5.    Personal and BU Targets

For each Executive Committee member and GSM there should normally be 2-4 personal and/or BU targets, which focus on key deliverables within their individual areas of responsibility. These should be predominantly measurable and quantifiable targets/KPI’s.  Objectives are normally set in support of the BU business plans. A Managing Director can decide to set common targets for his team and/or individual targets, but should aim to ensure they are as far as possible objectively measurable.

6.    Communication

Feedback on progress during the course of the year will be made on a regular basis as in 2004.  In all cases the Chief Executive will give final approval for all bonus payments to GSM’s and may amend targets in exceptional circumstances where priorities change or unforeseen events develop.

Attachment 1 – Provides detailed guidelines on bonus definitions.  Any material variation between actual foreign currency translation effects on closing December 2005 balance sheets and those included in the AP projections will be excluded for bonus purposes.

           ATTACHMENT 1

Bonus Definition

(1)

EBITDA to sales (“EBITDA margin”)

EBITDA margin is defined as the annual pre-exceptional operating result and depreciation divided by annual turnover, expressed as a percentage to 1 decimal place.  The pre-exceptional operating result should exclude profits from asset disposals and the share of results of JV’s associated undertakings.  Exceptional items comprise redundancy and rationalisation provisions and asset impairments.  Depreciation is defined as ‘normal’ depreciation and excludes accelerated charges (e.g. for asset write-downs, fixed assets impairments, etc.).  Turnover is defined as the Group’s consolidated turnover after deducting inter-company sales.  It excludes the turnover of joint ventures and associated undertakings.

Actuals should be based on the management accounting results for the 12 months ended December 2005 (adjusted for any material period 13 items), and rounded to the nearest million.

(2)

Net Debt

Target based on AP 2004 net debt position at end December 2004.  Actual based on the statutory net debt position as at end December 2005.  In both cases rounded to the nearest million.  Net Debt excludes the impact of new equity issuance or business disposals not envisaged in the AP.

(3)

Pre Exceptional Operating Result

The pre exceptional operating result is as defined in (1) above but after allowing for ‘normal’ depreciation charges.

(4)

Working Capital/Turnover

Working Capital to turnover is defined as stocks plus operational debtors, less operational creditors, divided by turnover, expressed as a percentage.

Turnover definition as per the EBITDA margin leg above.  Stocks defined as total stocks, to include raw materials but exclude loose plant and tools and central adjustments such as profit in stock adjustments, UK GAAP adjustments, etc.  Operational debtors defined as trade debtors (inclusive of doubtful debt provisions and securitisation) and other operational debtors (as reported in SCORE), to exclude debtors for tax and balances over one year.  Operational creditors defined as trade creditors plus other operational creditors (as reported in SCORE), to exclude creditors for tax net debt, finance leases, other taxation and social security, and balances over one year.